Exhibit 2.13

MATERIAL CHANGE REPORT

FORM 51-102F3

Item 1	Name and Address of Company

HudBay Minerals Inc.

Dundee Place

1 Adelaide Street East, Suite 2501

Toronto, Ontario

M5C 2V9

Item 2	Date of Material Change

March 1, 2011.

Item 3	News Release

A news release with respect to the material change referred to in this report was disseminated through Marketwire on March 2, 2011 and subsequently filed on the System for Electronic Document Analysis and Retrieval.

Item 4	Summary of Material Change

HudBay Minerals Inc. (“HudBay”) announced it has been successful in its bid to acquire Norsemont Mining Inc. (“Norsemont”) under its offer dated January 24, 2011 (the “Offer”). All of the conditions to the Offer have been satisfied and the 104,635,351 common shares of Norsemont (“Norsemont Shares”) that were validly deposited at the original expiry time of the Offer have been taken up and will be paid for in accordance with the Offer.

HudBay also announced that it is extending the Offer until 5:00 p.m. (Toronto time) on March 15, 2011 to enable Norsemont shareholders who have not yet tendered their Norsemont Shares to accept the Offer.

HudBay intends to acquire all of the remaining Norsemont Shares by compulsory acquisition under Section 300 of the Business Corporations Act (British Columbia).

Item 5	Full Description of Material Change

On March 2, 2011, HudBay announced it has been successful in its bid to acquire Norsemont under the Offer. All of the conditions to the Offer have been satisfied and the 104,635,351 Norsemont Shares that were validly deposited at the original expiry time of the Offer have been taken up and will be paid for in accordance with the Offer. As a result of taking up shares under the Offer, HudBay currently owns approximately 91% of the issued and outstanding Norsemont Shares (calculated on a fully-diluted basis).

On March 2, 2011, HudBay also announced that it is extending the Offer until 5:00 p.m. (Toronto time) on March 15, 2011 to enable Norsemont shareholders who have not yet tendered their Norsemont Shares to accept the Offer. A notice of extension will be mailed to Norsemont shareholders and has been filed with the applicable securities regulatory authorities.

HudBay intends to acquire all of the remaining Norsemont Shares by compulsory acquisition under Section 300 of the Business Corporations Act (British Columbia).

Pursuant to the terms of the Offer, Norsemont shareholders will receive in respect of each deposited Norsemont Share, at their election, either: (a) 0.2617 of a HudBay common share and $0.001 in cash, or (b) cash in an amount that is greater than $0.001, not to exceed $4.50, and, if less than $4.50 in cash is elected, the number of HudBay common shares equal to the excess of $4.50 over such elected cash amount, divided by $17.19, subject, in each case, to pro-ration and rounding as set out in the Offer.

HudBay will issue approximately 20.5 million common shares and pay approximately $118.5 million in cash for the 104,635,351 Norsemont Shares taken up on March 1, 2011 pursuant to the Offer.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The following senior officer of the Company is knowledgeable about the material change described in this report:

H. Maura Lendon, Senior Vice President, Corporate Services and Chief Legal Officer Telephone: (416) 362-2335

Item 9	Date of Report

March 3, 2011.

Forward Looking Information

Certain of the statements made and information contained herein contain “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws. Forward-looking information is prospective in nature and includes, but is not limited to, information with respect to the anticipated timing of the transaction and the anticipated impact of the transaction on HudBay. Forward-looking information is based on the views, opinions, intentions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of known and unknown risks and uncertainties and other factors, including, among other things, risks related to the Offer, as well as those risk factors discussed in the take-over bid circular. Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct.

Although HudBay has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that the forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. HudBay does not undertake to update any forward-looking information, except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of the Offer or HudBay, Norsemont or their financial or operating results or securities.

This news release does not constitute an offer to buy any securities or a solicitation of any vote or approval or a solicitation of an offer to sell any securities.

All amounts listed are in Canadian dollars unless otherwise indicated.